Michelle Davies

Acting General Counsel	Tel: 44 118 913 8875
Fax: 44 118 913 4616
Email: Michelle_Davies
@fwuk.fwc.com

Via EDGAR

July 23, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Cecilia D. Blye, Chief

Re:	Foster Wheeler AG 10-K for FY Ended December 31, 2009
Your Letter of June 30, 2010
File No. 001-31305

Dear Ms. Blye:

I refer to your letter of June 30, 2010 and, on behalf of Foster Wheeler AG (“Foster Wheeler”), am providing the supplemental information you requested.  I understand that the letter follows a review by the staff of the Division of Corporation Finance (the “Staff”) of Foster Wheeler’s annual report on Form 10-K for the year ended December 31, 2009 (the “Annual Report”).  For your convenience, this letter sets forth in italics each of the Staff’s comments before our responses.

1.
We note from an October 2007 Congressional Research Service Report that one of your subsidiaries was said to be providing Iran energy related technology.  We also note from a November 2008 article you were awarded a contract to carry out design, engineering and construction management services on a refinery in Melaka, Malaysia being revamped by Petronas and that the refinery was originally built to refine Mideast crudes such as “Iranian Heavy” and Petronas’ equity crude from Sudan.  We note from Petronas’ website and from 2008 news articles that Petronas has offices in Iran and Sudan, is involved in oil production at the Sirri and South Pars oil fields in Iran and maintains oil projects at several blocks in Sudan.  We also note representations in a June 2010 article that one of your subsidiaries was awarded a contract for a refinery to be built within the Petkim Petrokimya facilities at Aliaga, Turkey, and that the new refinery will have the capacity to process all of the crude oil transferred from countries including Iran.  It appears from a January 2010 article that Petkim Petrokimya has large scale investment plans in Iran and that in 2009 it signed a Memorandum of Understanding with Iran’s National Petrochemical Co. for a suspension polyvinyl plant in Iran.

Iran and Sudan are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.  We note that your Form 10-K does not provide disclosure about contacts with Iran or Sudan.  Please provide an update on the status of any direct or indirect contacts with Iran since your letter to us dated June 27, 2006.  In addition, please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan, whether through subsidiaries or other direct or indirect arrangements.  Your response should describe any services or products you have provided to Iran and Sudan and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran and Sudan or entities controlled by those governments.

The Specific Refinery Projects in Malaysia and Turkey

As a preliminary matter, we note that it would be a very unusual refinery project where the operator specified that the refinery was being built to handle crude oil coming from a single third country source.  Rather, the operator will generally require that the refinery be designed to handle a mix of different crudes, and will specify the types of crude oil that fall within this requirement.  The fact that a particular type of crude oil is specified – for example, “Iranian heavy” – tells a contractor that the refinery will need to be able to process crude oil with the characteristics of Iranian heavy (especially in terms of viscosity and sulphur content); it does not tell a contractor that the refinery will in fact use Iranian heavy.  After the refinery is built, the operator will set up and adjust the crude oil mix as it sees fit – and will not seek the approval of the contractor for, or typically even inform the contractor about, the mix of crude oil that is in fact used in the refinery.

We also note that, in practice, refineries normally change the crude oil feedstock they are using on a regular basis; in some refineries, this occurs as often as every 2-3 days.  A variety of factors affect this feedstock rotation, including the availability and cost of different crude oils; the desire to maximize output from different process units within the refinery; and changes in output from the refinery to meet seasonal shifts in demand.

The Malaysian refinery to which you refer is operated by Malaysian Refining Co. (“MRC”), a Malaysian joint venture between Petronas (53%), a Malaysian  state-owned company, and ConocoPhillips (47%), a U.S. company.  In August 2006, our Malaysian subsidiary, Foster Wheeler E & C (Malaysia) Sdn Bhd, was awarded an engineering, procurement, and construction (“EPC”) contract related to the debottlenecking and revamping of MRC’s existing PSR-2 refinery (built in 1992) to increase crude intake operating capacity by approximately one-third.  Our work on this project is scheduled to be completed at the end of this month.

The specifications for this project provided for a blended crude oil feedstock of Arab heavy (Saudi Arabia), Arab light (Saudi Arabia), and Dubai.  We do not know what crude oil mix MRC actually plans to use in the revamped refinery.  We are not aware of any Iranian or Sudanese ownership in MRC or Petronas or in this refinery project.

The Turkish refinery to which you refer is a brand new facility known as the SOCAR & Turcas Aegean Refinery (“STAR”).  It will be operated by SOCAR & Turcas Rafineri A.S. (“STRAS”), a Turkish company owned by SOCAR & Turcas Enerji A.S. (“STEAS”), another Turkish company.  STEAS is owned by the State Oil Company of the Azerbaijan Republic (“SOCAR”) (51%), an Azeri state-owned  enterprise; Turcas Petrol A.S. (“Turcas”) (25%), a Turkish company whose shares trade on the Istanbul Stock Exchange; and Aksoy Holding A.S. (“Aksoy”) (24%), another Turkish company.  We understand that Turcas is itself 52% owned by Aksoy, which is in turn majority owned by Mr. Erdal Aksoy, a Turkish national.  The refinery is being built at the Aliaga/Izmir facilities of Petkim Petrokimya Holding A.S., a Turkish company that is majority owned by STEAS and whose shares trade on the Istanbul Stock Exchange.  The refinery is expected to be operational in 2014.

In February of this year, our Italian subsidiary, Foster Wheeler Italiana Srl, was awarded a contract to provide the overall front-end engineering design (“FEED”) package for the new refinery.  This work is expected to be concluded by the end of January 2011.  In addition, in March of this year, our U.S. subsidiary, Foster Wheeler USA Corporation (“FWUSA”), was awarded two contracts related to the delayed coking unit (“DCU”) for the new refinery, one to provide a technology license for the construction and operation of the DCU and the other to provide the basic design package (“BDP”).  FWUSA’s work on the basic design package is expected to be completed by the end of this year, after which follow-on work (including fabrication of the heaters) is anticipated.

The specifications for this project provided for a blended crude oil feedstock of  Kirkuk (Iraq) and Iranian heavy, with flexibility to use a range of crude oils identified as Iranian heavy, Kirkuk, Azeri light, and Urals (Russia).  We do not know what crude oil mix STRAS actually plans to use in the refinery.  We are not aware of any Iranian or Sudanese ownership in STRAS or STEAS or in this refinery project.

The total value of these contracts in Malaysia and Turkey is approximately $190 million.

Business in or with Iran or Sudan

As discussed in our letter of June 27, 2006, Foster Wheeler adopted a global policy in January 2005 providing that its subsidiaries would not engage in new business with countries that are embargoed or otherwise heavily sanctioned by the United States.  Iran and Sudan are both covered under this policy.  As a consequence, any business with Iran or Sudan after January 2005 involved existing business that was to be wound down as soon as reasonably feasible, and none of such ongoing activity or its winding down involved our U.S. subsidiaries or our U.S. employees.

In reviewing our global operations since January 2005, we have been able to identify no business of any kind with Sudan or with any entity owned by the government of Sudan.  With respect to Iran, we have been able to identify no new business of any kind with Iran or with any entity owned by the government of Iran.  Certain existing projects in Iran continued past January 2005, but work on all such projects has subsequently been completed.  Total revenues associated with these projects in Iran amounted to less than 0.1% of Foster Wheeler’s consolidated revenues in 2006 and 2007 and less than 0.01% thereafter.

2.
Please discuss the materiality of any contacts with Iran and Sudan described in response to our prior comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Sudan.  In this regard, it should discuss the potential for reputational harm resulting from your participation in the Melaka and Aliaga refineries and from the substantial operations in Iran and Sudan carried out by Petronas and the activities in Iran carried out by Petkim Petrokimya.

Assessment of Materiality

For the reasons set forth above, we do not believe that Foster Wheeler has any material contacts with Iran or Sudan.  Our corporate policy effectively precludes new business with either country on a global basis.  Moreover, our subsidiaries have had no business with Sudan in recent years, and all work on what little business existed with Iran in recent years has been completed.

As for ties of any kind that may exist between our customers and Sudan or Iran, it is not feasible for us to track such ties separate and apart from specific projects in which Foster Wheeler may be engaged – and even in that limited area it is often not a simple matter to identify ties to Iran or Sudan (for example, how customers may choose to source crude oil feedstocks).  Foster Wheeler subsidiaries operate in over 50 countries and we have in excess of 250 customers worldwide.  We do not have the ability to monitor all of the country, customer, and supplier relationships that our many customers choose to establish – nor do we believe that our stockholders or other stakeholders would expect us to do so.  We are not aware of any state or local sanctions measures that would impose penalties on a company like Foster Wheeler simply because its subsidiaries have certain customers that in turn have business with Iran or Sudan; nor are we aware of any universities, pension funds, or other institutional investors that have adopted divestment policies targeting companies based on the business relationships of their customers.

Additional Representations

As requested, on behalf of Foster Wheeler, I acknowledge the following

•	Foster Wheeler is responsible for the adequacy and accuracy of the disclosure in its Annual Report;

•
comments by the Staff or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Annual Report; and

•	Foster Wheeler may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *            *             *
I trust the foregoing is responsive to the questions posed in your letter and am available to discuss these matters with you at your convenience.

Sincerely,

/s/ Michelle Davies

Michelle Davies
Acting General Counsel

cc:	Pamela Long
Jennifer Hardy
Division of Corporation Finance

Franco Baseotto
Lisa Wood
Foster Wheeler

Richard S. Elliott
Paul, Weiss, Rifkind, Wharton & Garrison LLP